SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ______ to ______

Commission File No. 1-16247

Flowers Foods, Inc. 401(k) Retirement Savings Plan
(Full title of the plan)

FLOWERS FOODS, INC.
1919 Flowers Circle
Thomasville, Georgia 31757
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

INDEX

		Page(s)

Report of Independent Auditors		1

Financial Statements

Statements of Net Assets Available for Plan Benefits As of December 31, 2002 and 2001		2

Statements of Changes in Net Assets Available for Plan Benefits For the years then ended 2002, 2001 and 2000		3

Notes to Financial Statements		4-9

Supplemental Schedule

Schedule I: Schedule H, Line 4(i) — Schedule of Assets Held for Investment Purposes At December 31, 2002		10

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures		11

Report of Independent Auditors

To the Participants and Administrator
of the Flowers Foods, Inc.
401(k) Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Flowers Foods, Inc. 401(k) Retirement Savings Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 13, 2003

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Statement of Net Assets Available For Benefits
As of December 31, 2002 and 2001

	2002	2001
Assets
Investments at market value	$45,051,374	$48,148,923
Participant loans	1,709,671	1,120,248
Cash	4,637	54,989
Receivables:
Employer’s contributions	173,569	73,129
Participants’ contributions	206,118	74,772
Participants’ loan repayments	23,041	26,561
Receivable for investments sold	—	68,834

Total assets	47,168,410	49,567,456
Liabilities
Payable for investments purchased	—	95,219

Total net assets available for plan benefits	$47,168,410	$49,472,237

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available For Benefits
For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Additions to net assets attributed to:
Investment income:
Interest	$31,721	$23,706	$25,382
Dividends	1,247,200	1,264,895	5,033,416
Net participant loan principal repayments	103,426	232,414	(277,752)
Realized (loss) gain on sales	(6,749,776)	640,453	708,138

	(5,367,429)	2,161,468	5,489,184
Contributions:
Employer	3,699,263	2,845,007	1,416,936
Participants	4,906,165	4,741,471	4,421,947
Rollovers	347,069	174,942	54,717
Transfer of acquired plan’s assets (Note 8)	—	—	2,233,383

Total additions	3,585,068	9,922,888	13,616,167
Deductions from net assets attributed to:
Participant benefits	(3,348,693)	(3,711,810)	(4,164,136)
Net depreciation in fair value of investments	(2,540,202)	(855,006)	(5,734,767)

Total deductions	(5,888,895)	(4,566,816)	(9,898,903)
Net (decrease) increase in net assets	(2,303,827)	5,356,072	3,717,264
Net assets available at beginning of year	49,472,237	44,116,165	40,398,901

Net assets available at end of year	$47,168,410	$49,472,237	$44,116,165

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

1.	Description of the Plan

The following description of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
Effective April 1, 1995, Flowers Industries, Inc. and subsidiaries established the Plan. The Plan is a defined contribution plan covering all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

On March 26, 2001, the Flowers Industries, Inc. (“FII”) shareholders approved a transaction that resulted in the spin-off of Flowers Foods, Inc. (the “Company”) and the merger of FII with a wholly-owned subsidiary of the Kellogg Company (“Kellogg”). In the transaction, FII transferred the stock of its two wholly-owned subsidiaries, Flowers Bakeries, Inc. (“Flowers Bakeries”) and Mrs. Smith’s Bakeries, Inc. (“Mrs. Smith’s Bakeries”), and all other assets and liabilities directly held by FII (except for its majority interest in Keebler Foods Company (“Keebler”) and certain debt, other liabilities and transaction costs) to the Company. The Company distributed all of its outstanding shares of common stock to existing shareholders such that the Company’s shareholders received one share of the Company’s stock for every five shares of FII’s stock they owned. Additionally, each shareholder received $12.50 for every share of FII’s stock they owned. On March 26, 2001, the Plan owned 210,006 of common stock, which was replaced by approximately 43,801 shares of the Company’s common stock. FII, which consisted solely of its majority interest in Keebler and the aforementioned liabilities, was simultaneously merged with a wholly-owned subsidiary of Kellogg.

On March 26, 2001, Flowers Foods, Inc. assumed the Plan and became the Plan’s sponsor as a result of the transaction mentioned above. Additionally, the Plan’s name changed from Flowers Industries, Inc. 401(k) Retirement Savings Plan to Flowers Foods, Inc. 401(k) Retirement Savings Plan.

On November 1, 2002, the plan administrator and trustee changed to Putnam Investments. The previous plan administrator and trustee were Towers Perrin and State Street Corporation, respectively.

Eligibility for Participation
An employee is eligible to participate in the Plan on the first day of the calendar month following completion of twelve consecutive months of employment during which the employee completes at least 1,000 hours of service. Upon attaining eligibility status, participation in the Plan is voluntary.

Effective April 1, 2001, employees are identified as eligible or ineligible to participate in the Plan depending on the length of the employee’s employment with the Company as tracked in the system by “eligibility hours”. Employees are eligible to participate in the Plan starting the first pay period following a 90-day waiting period. Those employees that had already attained the requisite 90 days of continuous employment at April 1, 2001 were automatically eligible to participate in the Plan.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

Contributions
Each year, participants may elect to contribute up to 15% of their pre-tax compensation not to exceed certain limits as set forth in the Plan. Company contributions are provided at the discretion of the Company’s Board of Directors.

Effective January 1, 2002, the limit on employee contributions was increased to 100 percent of the participant’s available pay, up to the IRS dollar maximum of $11,000 in 2002.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company contributions and an allocation of Plan earnings. Plan earnings are allocated based on each participant’s account balance.

The Plan accepts rollovers from other tax-qualified and tax-advantaged plans.

Vesting
Participants vest immediately in their contributions plus allocated earnings thereon. Effective January 1, 2002, the vesting period for the company match on elective contributions was changed to three years of service. This change in the vesting schedule applies only to the company match portion of the plan applicable to the participant’s elective contributions. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. Participants are immediately vested in their participant account upon death, total disability or upon reaching the normal retirement age of 65.

Investment Options As of December 31, 2002, the Plan permits participants to direct the investment of their account into the following investment options:

Dodge & Cox Stock Fund: Seeks long-term growth of principal and income, with a secondary objective of reasonable current income. The fund invests primarily in a broadly diversified portfolio of common stocks that appears to be temporarily undervalued.

Putnam Voyager Fund: Seeks capital appreciation by investing mainly in a combination of large and midsize companies expected to grow over time.

Pimco Total Return Fund: The fund seeks maximum total return, consistent with preservation of capital and prudent investment management by investing under normal circumstances at least 65% of its assets in a diversified portfolio of fixed-income instruments of varying maturities. The average portfolio duration of this fund normally varies within a three- to six-year time frame based on PIMCO’s forecast for interest rates.

Putnam Stable Value Fund: The money market account for the plan.

S&P 500 Index Fund: Seeks a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index, which is an indicator of U.S. stock market performance.

Putnam Asset Allocation-Growth Portfolio: Seeks capital appreciation. The fund is designed for relatively aggressive investors who are willing to accept greater risk in exchange for a higher

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

growth potential. Diversification is among different types of stocks, with some investments in bonds and money market instruments.

George Putnam Fund of Boston: Seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds.

Putnam Asset Allocation-Conservative Portfolio: Seeks total return consistent with capital preservation. The fund is designed for investors who are willing to accept a reduced potential for growth in exchange for less risk. Substantial investments in investment-grade bonds are designed to reduce overall risk, while a portion remains in stocks to help investments stay ahead of inflation.

Putnam Asset Allocation-Balanced Portfolio: Seeks total return. The fund is designed for investors who want an investment with moderate risk and the potential for moderate growth. The balance between the relative stability of bonds and the fluctuation of stocks is designed to reduce overall risk.

Putnam International Growth Fund: Seeks capital appreciation by investing in a diversified portfolio composed mainly of stocks of companies located outside the United States.

Flowers Foods, Inc. Common Stock: Participants may direct the investment of their contributions in the Company’s stock.

Participant Loans
Effective January 1, 1998, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 15 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. For purposes of this Plan, Wachovia’s Prime Interest Rate plus two percentage points is used. Principal and interest is paid ratably through payroll deductions.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

Administrative Expenses Administrative expenses of the Plan are paid by the Company.

Distribution of Benefits
Employees are eligible to receive their vested balances in the Plan in a lump sum distribution upon termination of employment. Distributions, unless rolled over into another qualified retirement account, are taxable to the participant when paid. In the event of a participant’s death, the distribution is made to the designated beneficiary.

2.	Summary of Accounting Policies

Basis of Accounting The financial statements for the Plan are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition
Investments in common stock and government securities are stated at year-end quoted market values. Cash equivalents, which consist primarily of highly liquid money market instruments, are stated at cost which approximates market value.

Purchases and sales of investments including gains or losses are recorded on the trade date. Income from interest and dividends is recorded as earned.

Contributions Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings.

Distributions Distributions to participants are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

3.	Investments

The following table presents the Plan’s investments:

	December 31,
	2002	2001

Investments at Fair Value as Determined by Quoted Market Price
Money market fund
Putnam Stable Value Fund, 4,488,196 and 0 shares, respectively	$4,488,196	$—
Wachovia Prime Cash Management Fund, 0 and 3,203,546 shares, respectively	—	3,222,041
Mutual funds
Pimco Total Return Fund, 998,115 and 0 shares, respectively	10,649,888	—
Dodge & Cox Stock Fund, 161,626 and 0 shares, respectively	14,231,180	—
George Putnam Fund of Boston 2,020 and 0 shares, respectively	29,891	—
Putnam Voyager Fund 801,849 and 0 shares, respectively	10,191,498	—
Putnam Asset Allocation — Growth Portfolio 2,594 and 0 shares, respectively	20,542	—
Putnam Asset Allocation — Balanced Portfolio 1,937 and 0 shares, respectively	16,195	—
Putnam Asset Allocation — Conservative Portfolio 1,194 and 0 shares, respectively	9,482	—
Putnam S&P Index Fund 4,749 and 0 shares, respectively	102,764	—
Putnam International Growth Fund 346 and 0 shares, respectively	5,673	—
Harbor Fund Capital Appreciation Fund, 0 and 214,937 shares, respectively	—	6,282,609
Dodge & Cox Stock Fund, 0 and 89,511 shares, respectively	—	8,996,725
Vanguard Short-Term Corporate Fund, 0 and 830,754 shares, respectively	—	8,988,758
United Funds, Inc. Income Fund Class A, 0 and 1,207,896 shares, respectively	—	6,909,682
Fidelity Blue Chip Growth Fund, 0 and 157,844 shares, respectively	—	6,777,828
Cash account	4,637	54,989
Notes
Participant Loan Fund	1,709,671	1,120,248
Flowers Foods, Inc. common stock 271,966 and 274,164 shares, respectively	5,306,065	6,971,280

	$46,765,682	$49,324,160

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

At December 31, 2002, the following investments represented five percent or more of the Plan’s net assets: Flowers Foods, Inc. Common Stock, Pimco Total Return Fund, Dodge & Cox Stock Fund, Putnam Voyager Fund and Putnam Stable Value Fund.

4.	Related Party Transactions

At December 31, 2002 and 2001, the Plan holds 271,966 and 274,164 shares of Flowers Foods, Inc. common stock with a market value of $5,306,065 and $6,971,280, respectively.

5.	Plan Termination

Although the Company intends for the Plan to continue indefinitely, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Should the Plan be terminated, participant accounts as of the date of termination shall immediately become nonforfeitable and fully vested.

6.	Forfeitures

Company contributions forfeited by persons whose employment with the Company terminated prior to vesting are $165,904 and $218,826 at December 31, 2002 and 2001, respectively. Forfeited contributions are used to reduce future Company contributions.

7.	Income Tax Status

The Internal Revenue Service has issued a determination letter dated January 24, 2002, which indicates that the Plan is designed in accordance with the requirements of Section 401 of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

8.	Transfer of Acquired Plan’s Assets

The Company purchased Home Baking Company, Inc. located in Birmingham, Alabama, during 1999. The Home Baking Company, Inc. Profit Sharing Plan and Trust was merged into the Plan. Plan assets of approximately $2.2 million were transferred to the Trustee on March 23, 2000.

Flowers Foods, Inc. 401(k) Retirement Savings Plan Schedule H, line 4i — Schedule of Assets Held For Investment Purposes December 31, 2002	Schedule I

		Description of	Current
Identity of Issue	Investment	Shares	Value
Putnam Stable Value Fund	Cash equivalent	4,488,196	$4,488,196
Pimco Total Return Fund	Mutual Fund	998,115	10,649,888
Dodge & Cox Stock Fund	Mutual Fund	161,626	14,231,180
The George Putnam Fund of Boston	Mutual Fund	2,020	29,891
Putnam Voyager Fund	Mutual Fund	801,849	10,191,498
Putnam Asset Allocation-Growth Portfolio	Mutual Fund	2,594	20,542
Putnam Asset Allocation-Balanced Portfolio	Mutual Fund	1,937	16,195
Putnam Asset Allocation-Conservative Portfolio	Mutual Fund	1,194	9,482
S & P 500 Index Fund	Mutual Fund	4,749	102,764
Putnam International Growth Fund	Mutual Fund	346	5,673
Flowers Foods, Inc.	Common Stock	271,966	5,306,065
Loan Fund	Notes, maturities range from
	1-5 years (up to 15 years
	for a home loan) with interest
	rates between 9.75% and 10.50%		1,709,671
Cash account	Cash	4,637	4,637

			$46,765,682

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator on behalf of the Pension and Finance Committee of the Board of Directors of Flowers Foods, Inc. has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN

Date: June 26, 2003	By:	/s/ Donald A. Thriffley, Jr. Name: Donald A. Thriffiley, Jr. Title: Plan Administrator

Exhibit Index

Exhibit No.	Description

Exhibit 23	Consent of PricewaterhouseCoopers LLP

Exhibit 99	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Jimmy M. Woodward, Chief Financial Officer of Flowers Foods, Inc., for the Year Ended December 31, 2002.